UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

EXELIXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30161Q104

(CUSIP Number of Class of Securities)

George A. Scangos

Chief Executive Officer

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

(650) 837-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James B. Bucher, Esq.

Vice President, Corporate Legal Affairs and Secretary

Exelixis, Inc.

249 East Grand Ave.

P.O. Box 511

South San Francisco, CA 94083-0511

Suzanne Sawochka Hooper, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$23,478,623	$1,311

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s Common Stock that are eligible for exchange will be exchanged for replacement option grants and cancelled pursuant to this offer. These option grants cover 11,915,663 shares of the issuer’s Common Stock and have a value of $23,478,623, calculated using the Black-Scholes-Merton option-pricing model, as of June 30, 2009.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,311	Filing Party: Exelixis, Inc.

Form or Registration Number: 005-59687	Date Filed: July 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☑

This Amendment No. 2 to Schedule TO (“Amendment No. 2”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on July 7, 2009, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on July 15, 2009 (“Amendment No. 1”), in connection with the offer (the “Offer”) by Exelixis, Inc. (“Exelixis”) to certain option holders to exchange outstanding options to purchase shares of Exelixis’ common stock for replacement options to purchase a reduced number of shares of Exelixis’ common stock. This Amendment No. 2 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and Amendment No. 1, and the Exhibits thereto, remain unchanged.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby further amended and restated in its entirety to add the following (capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit (a)(1)(A) to the Schedule TO):

“The Offer expired at 8:00 p.m. U.S. Eastern Time, on Tuesday, August 4, 2009. Pursuant to the Offer, Exelixis accepted elections to replace options to purchase 9,916,803 shares of common stock. As a result, options to purchase 7,218,949 shares of common stock were granted pursuant to and as set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit (a)(1)(A) to the Schedule TO.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2009

EXELIXIS, INC.

By:	/S/ JAMES B. BUCHER
James B. Bucher Vice President, Corporate Legal Affairs and Secretary